

May 17, 2022

Andrew Cross
Chief Financial Officer
Asian Infrastructure Investment Bank
AIIB Headquarters, Tower A
Asia Financial Center
No. 1 Tianchen East Road
Chaoyang District, Beijing 100101
People's Republic of China

> **Re: Asian Infrastructure Investment Bank**
> **Amendment No. 2 to Registration Statement under Schedule B**
> **Filed March 25, 2022**
> **File No. 333-261099**

Dear Mr. Cross:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Schedule B filed on March 25, 2022

Form 18-K for Fiscal Year Ended December 31, 2021
Exhibit 99.3
Economic Sanctions, page 34

1. We note your response to prior comment 5 and the related disclosure on page 35. Please revise to discuss specifically whether AIIB's offering of debt securities in the United States has been in compliance with U.S. sanctions prohibiting activities within the United States of new debt for financing to persons determined to be subject to the Directives of the Ukraine-/Russia- related sanctions. In addition, please update this section to discuss

the impact of the new U.S. sanctions imposed upon Russia on April 6, 2022 or any other recent developments or impact related to sanctions.

2.   We note that Myanmar is a member of AIIB and that AIIB has approved financing of projects in Myanmar. Please describe the impact of sanctions on Myanmar to AIIB's funding of projects in Myanmar, including future projects.

3.   Please update your disclosure where necessary to describe the status of any of the Bank's activities in, or related to, Russia or Belarus. In addition, please revise this section in general to include other material updates regarding sanctions, including against Iran or other countries, or advise us to confirm that there have not been any other material developments.

Exhibit 99.2
Asian Infrastructure Investment Bank - Auditor's Reports and Financial Statements for the Year Ended December 31, 2021
Note D3 Credit Risk, page 42

4.   In order to enable investors to understand whether the credit risk of your loan investments has increased significantly since initial recognition, please disclose total loan investments by the Bank's internal ratings as described on pages 43 and 58. Refer to IFRS 7.35 B and F(a) and 7.B8.

General

5.   We note your disclosure in Exhibit 99.2 to the Form 18-K for fiscal year ended December 31, 2020, particularly the footnote to the table in note C2 to the financial statements. The note provides that, "According to the Cooperation Agreement between the Ministry of Finance of China and AIIB and the agreement on the terms and conditions of service as the Administrator of the Finance Facility of the Multilateral Cooperation Center for Development Finance ("MCDF Finance Facility"), the Bank provides services regarding the preparation and administration of the MCDF Finance Facility, respectively." Please revise Exhibit 99.3 to the Form 18-K for fiscal year ended December 31, 2021, to describe in greater detail the purpose and terms of the agreement. Also consider whether this is a related party transaction and if the agreement should be filed as an exhibit.

6.   We note your response to comment 5 in your letter dated February 18, 2022 that provides "AIIB enjoys immunity from every form of legal process, except in cases arising out of or in connection with the exercise of its power to raise funds, guarantee obligations, or to buy and sell securities ..." Please disclose each permission or approval that AIIB is required to obtain from Chinese authorities to operate the bank and to offer the securities being registered to foreign investors. State whether you are covered by permissions requirements from the Chinese Securities Regulatory Commission, Cyberspace Administration of China or any other governmental agency that is required to approve AIIB's operations, and state affirmatively whether you have received all requisite

permissions or approvals. Please also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If AIIB has relied upon the advice of counsel with regard to compliance with permissions and approvals from Chinese authorities, please so state or advise us why such advice was not sought. If an opinion of counsel was sought, please provide the opinion and counsel's consent.

7. Please revise to incorporate by reference into the registration statement the Form 18-K for the fiscal year ending December 31, 2021 as filed on March 31, 2022.

8. Please consider the Division of Corporation Finance's "Sample Letter Regarding Disclosures Pertaining to Russia's Invasion of Ukraine and Related Supply Chain Issues" and revise your registration statement to address any comments that apply to AIIB or its projects. In your response, please reference the specific comments in the Sample Letter for which you have provided revised disclosure.

9. Please provide disclosure of the co-financing framework agreements and memoranda on joint cooperation with other multilaterals development banks, and the impact of those arrangements on AIIB's operations and projects.

   Please contact Tom Kluck at 202-551-3233 or Michael Coco at 202-551-3253 if you have any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of International Corporate Finance

cc: Krystian Czerniecki